Exhibit 2.s.2

Statements re: computation of ratios

(Dollars in Thousands, Except Ratios)

	For the years ended March 31, (Dollars in Thousands, Except Per Share Amounts)
	2014	2013	2012	2011	2010
Net investment income	$19,307	$16,488	$13,743	$16,171	$10,598
Add: fixed charges and preferred distributions	5,959	4,779	1,435	1,191	3,612

Earnings	$25,266	$21,267	$15,178	$17,362	$14,210
Fixed charges and preferred distributions:
Interest expense	2,075	1,127	768	690	1,984
Amortization of deferred financing fees	1,024	791	459	491	1,618
Estimated interest component of rent	10	11	10	10	10
Preferred distributions	2,850	2,850	198	—	—

Total fixed charges and preferred distributions	5,959	4,779	1,435	1,191	3,612
Ratio of earnings to combined fixed charges and preferred distributions	4.2x	4.5x	10.6x	14.6x	3.9x

The calculation of the ratio of earnings to combined fixed charges and preferred distributions is above. “Earnings” consist of net income from continuing operations before fixed charges. “Fixed charges” consist of interest expense, amortization of deferred financing fees and the portion of operating lease expense that represents interest. The portion of operating lease expense that represents interest is calculated by dividing the amount of rent expense, allocated to us by our Adviser as part of the administration fee payable under the Advisory Agreement, by three.